July 8, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Post-Effective Amendments to the Registration Statements on Form N-2 for PNC Long-Short TEDI Fund LLC (Securities Act File No. 333-128731; Investment Company Act File No. 811-21819)

The PNC Long-Short TEDI Fund LLC hereby requests that the Form RW filed on its behalf on July 3, 2008 be withdrawn. The Form RW was inadvertently made in error.

Thank you for your consideration of this matter. Please contact Jennifer E. Vollmer at (215) 585-5082 or S. Elliott Cohan at (212) 715-9512 with any questions or comments you may have regarding the Amendments.

Very truly yours,

PNC Long-Short TEDI Fund LLC

By:	/s/ Jennifer E. Vollmer
Jennifer E. Vollmer Secretary

cc:	S. Elliot Cohan, Esq. Kramer Levin Naftalis & Frankel LLP